Filed by ONEOK, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: August 7, 2023

SECOND QUARTER 2023 RESULTS August 2023

PAGE 2 CAUTIONARY STATEMENT Forward - Looking Statements This presentation contains “forward - looking statements” within the meaning of Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act of 1934 , as amended . All statements, other than statements of historical fact, included in this communication that address activities, events or developments that ONEOK or Magellan expects, believes or anticipates will or may occur in the future are forward - looking statements . Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward - looking statements . However, the absence of these words does not mean that the statements are not forward - looking . These forward - looking statements include, but are not limited to, statements regarding the Proposed Transaction, the expected closing of the Proposed Transaction and the timing thereof and as adjusted descriptions of the post - Transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including maintaining current ONEOK management, enhancements to investment - grade credit profile, an expected accretion to earnings and free cash flow, dividend payments and potential share repurchases, increase in value of tax attributes and expected impact on EBITDA . Information adjusted for the Proposed Transaction should not be considered a forecast of future results . There are a number of risks and uncertainties that could cause actual results to differ materially from the forward - looking statements included in this communication . These include the risk that ONEOK’s and Magellan’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of ONEOK may not approve the issuance of new shares of ONEOK common stock in the Proposed Transaction or that shareholders of ONEOK or unitholders of Magellan may not approve the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the Proposed Transaction; the risk that ONEOK may not be able to secure the debt financing necessary to fund the cash consideration required for the Proposed Transaction; the risk that changes in ONEOK’s capital structure and governance could have adverse effects on the market value of its securities; the ability of ONEOK and Magellan to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on ONEOK’s and Magellan’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause ONEOK and/or Magellan to incur substantial costs; the risk that ONEOK may be unable to reduce expenses or access financing or liquidity; the impact of the COVID - 19 pandemic, any related economic downturn and any related substantial decline in commodity prices; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected . All such factors are difficult to predict and are beyond ONEOK’s or Magellan’s control, including those detailed in ONEOK’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K that are available on ONEOK’s website at www . oneok . com and on the website of the SEC at www . sec . gov, and those detailed in Magellan’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K that are available on Magellan’s website at www . magellanlp . com and on the website of the SEC . All forward - looking statements are based on assumptions that ONEOK and Magellan believe to be reasonable but that may not prove to be accurate . Any forward - looking statement speaks only as of the date on which such statement is made, and neither ONEOK nor Magellan undertakes any obligation to correct or update any forward - looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law . Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . All references in this presentation to financial guidance are based on the news releases issued on Feb . 27 , 2023 , May 2 , 2023 and Aug . 7 , 2023 , and are not being updated or affirmed by this presentation . Non - GAAP Financial Measures This presentation contains references to certain non - GAAP financial measures . The non - GAAP financial measures presented may not provide information that is directly comparable to that provided by other companies, as other companies may calculate such financial results differently . ONEOK’s or Magellan’s non - GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP . ONEOK or Magellan views these non - GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial results .

PAGE 3 CAUTIONARY STATEMENT (CONTINUED) No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”) . Important Additional Information and Where to Find It In connection with the proposed merger (the “Proposed Transaction”) between ONEOK and Magellan, ONEOK filed with the SEC a registration statement on Form S - 4 (as amended, the “Registration Statement”) to register the shares of ONEOK’s common stock to be issued in connection with the Proposed Transaction . The Registration Statement includes a document that serves as a prospectus of ONEOK and joint proxy statement of ONEOK and Magellan (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC . INVESTORS AND SECURITY HOLDERS OF ONEOK AND MAGELLAN ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY ONEOK AND MAGELLAN WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONEOK AND MAGELLAN, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS . The Registration Statement was declared effective by the SEC on July 24 , 2023 , and ONEOK and Magellan mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25 , 2023 . Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by ONEOK and Magellan with the SEC (when they become available) through the website maintained by the SEC at www . sec . gov . Copies of documents filed with the SEC by ONEOK, including the joint proxy statement/prospectus (when available), will be available free of charge from ONEOK’s website at www . oneok . com under the “Investors” tab . Copies of documents filed with the SEC by Magellan, including the joint proxy statement/prospectus (when available), will be available free of charge from Magellan’s website at www . magellanlp . com under the “Investors” tab . Participants in the Solicitation ONEOK and certain of its directors, executive officers and other members of management and employees, Magellan, and certain of the directors, executive officers and other members of management and employees of Magellan GP, LLC, which manages the business and affairs of Magellan, may be deemed to be participants in the solicitation of proxies from ONEOK’s shareholders and the solicitation of proxies from Magellan’s unitholders, in each case with respect to the Proposed Transaction . Information about ONEOK’s directors and executive officers is available in ONEOK’s Annual Report on Form 10 - K for the 2022 fiscal year filed with the SEC on February 28 , 2023 , and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5 , 2023 , and in the joint proxy statement/prospectus . Information about Magellan’s directors and executive officers is available in its Annual Report on Form 10 - K for the 2022 fiscal year and its definitive proxy statement for the 2023 annual meeting of unitholders, each filed with the SEC on February 21 , 2023 , and the joint proxy statement/prospectus . Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available . Shareholders of ONEOK, unitholders of Magellan, potential investors and other readers should read the joint proxy statement/prospectus carefully before making any voting or investment decisions .

PAGE 4 ONEOK VS. S&P 500 Source: Bloomberg market data as of July 21, 2023. A UNIQUE INVESTMENT OPPORTUNITY 387 290 29 13 1 Investment Grade Credit Rating (BBB - /Baa3) Large Market Cap (>$20 billion) High ESG Rating (‘AAA’ from MSCI) Consensus EPS Growth (>10% 2022 - 2023E) High Dividend Yield and Dividend Stability (~6%; >25 years without a dividend cut)

PAGE 5 ACQUISITION OF MAGELLAN MIDSTREAM PARTNERS This acquisition provides a compelling long - term value proposition , resulting in a more diversified company with added scope , scale and synergy opportunities . Diverse free cash flow generation Combining two industry Leaders in return on Invested capital Highly attractive dividend Enhanced growth opportunities Strong balance sheet and investment grade credit ratings S&P 500 index member

SYNERGY OPPORTUNITIES

IMMEDIATE TO NEAR-TERM (1-4 YEARS) WITH SIGNIFICANT POTENTIAL UPSIDE

BATCHING

- Liquids pipelines provide opportunities to move NGLs or refined products through the same product pipelines.
- Utilize available capacity and combined connectivity to ship refined products and NGLs to demand centers with higher value.
- Gather incremental NGL and refined products from Mid-Continent refineries and ship to Upper Midwest and/or Gulf Coast markets.

100,000 bpd @ 7 cpg = ~$110 MM*

BLENDING

- Ability to mix products to obtain the higher value.
- Increased unleaded/butane blending opportunities.
- Incremental NGL blending opportunities.

25,000 bpd @ 20 cpg = ~$75 MM*

BUNDLING

- **As volumes grow or contracts expire, a wider variety of services can be combined to offer greater value to customers.**
- Optimize system utilization and connectivity to and from key refineries and market centers.

25,000 bpd @ 10 cpg = ~$40 MM*

OTHER - STORAGE & OPTIMIZ.

- **Incremental and discretionary refined products, NGL and crude oil storage optimization and utilization.**
- Leverage marine/export expertise for potential NGL export infrastructure.

Risk-weighted Synergy Opportunities *(in millions)*	**Assumed**	**Near-term Potential**
Batching	$115	$270
Blending	$70	$195
Bundling	$25	$100
Other – Storage and Optimization	$30	$135
Subtotal of potential commercial synergies	$240	$700
High and low case risk-weighted commercial synergies *(risk-weighted at ~45%)*	$100	$315
G&A: *(assumes 12.5% of combined G&A; M&A avg. 25%)*	$100	$100
Total assumed potential synergies	**$200**	**$415**

*Earnings potential examples provided for illustrative purposes.

PAGE 6

ONEOK

PAGE 7 102 184 190 27 0% > 0% - 2% > 2% - 5% > 5% $0.31 $3.82 (a) 2000 2023 ATTRACTIVE DIVIDEND PROFILE Source: Bloomberg dividend yield data as of July 21, 2023. (a) Annualized based on $0.955 per share declared in July 2023. 5.7% dividend yield >25 YEARS OF DIVIDEND STABILITY ONE OF THE HIGHEST YIELDS IN THE S&P 500 12% annual growth rate dividends paid (2000 – 2023)

PAGE 8 ◆ Natural gas liquids decreased ▪ $764 million decrease related to the Medford incident, due to the settlement gain of $779 million in the first quarter 2023, which was offset partially by $46 million of third - party fractionation costs in the first quarter 2023, and due to $31 million of third - party fra ctionation costs in the second quarter 2023. ▪ $22 million decrease in optimization and marketing due primarily to lower earnings on sales of purity NGLs held in inventory. ONEOK expects an earnings benefit of approximately $13 million on the forward sales of inventory over the next two quarters. ▪ $44 million increase in exchange services due primarily to higher volumes in the Rocky Mountain region and Permian Basin. ◆ Natural gas gathering and processing increased ▪ $23 million increase from higher volumes due primarily to increased producer activity in the Rocky Mountain region. ▪ $18 million increase from higher average fee rates primarily in the Williston Basin and higher realized NGL and condensate prices, net of hedging, offset partially by lower realized natural gas prices, net of hedging. ▪ $10 million decrease from higher operating costs due primarily to higher materials, supplies and outside services. ◆ Natural gas pipelines decreased ▪ $13 million decrease due primarily to lower natural gas sales on volumes previously held in inventory. ▪ $5 million decrease from higher operating costs due primarily to higher outside services and supplies expenses due to timing of maintenance activities. BUSINESS SEGMENT PERFORMANCE Q2 2023 VS. Q1 2023 ADJUSTED EBITDA VARIANCES

NATURAL GAS LIQUIDS

REGIONAL VOLUME UPDATE

- **Rocky Mountain**:
  - 17% increase in NGL raw feed throughput compared with the first quarter 2023.
- **Mid-Continent**:
  - 8% increase in NGL raw feed throughput compared with the first quarter 2023.
- **Gulf Coast/Permian**:
  - 12% increase in NGL raw feed throughput compared with the first quarter 2023.
- **Growth Projects**:
  - MB-5 Fractionator – completed and operational in April 2023.
  - MB-6 Fractionator – expected to be completed in the first quarter 2025.

Average Raw Feed Throughput Volumes[(a)]			
Region	**First Quarter 2023**	**Second Quarter 2023**	**Average Bundled Rate** *(per gallon)*
Rocky Mountain[(b)]	321,000 bpd	**374,000 bpd**	~ 27 cents[(e)]
Mid-Continent[(c)]	519,000 bpd	**560,000 bpd**	~ 9 cents[(e)]
Gulf Coast/Permian[(d)]	416,000 bpd	**465,000 bpd**	~ 6 cents[(f)]
Total	1,256,000 bpd	**1,399,000 bpd**	


NGL Raw Feed Throughput Volumes(a)
(MBbl/d)
1,084
1,198
1,237
1,265-1,385
2020
2021
2022
2023G

(a) Represents physical raw feed volumes on which ONEOK provides transportation and/or fractionation services.
(b) Rocky Mountain: Bakken NGL and Elk Creek NGL pipelines.
(c) Mid-Continent: ONEOK transportation and/or fractionation volumes from Overland Pass pipeline (OPPL) and all volumes originating in Oklahoma, Kansas and the Texas Panhandle.
(d) Gulf Coast/Permian: West Texas NGL pipeline system, Arbuckle Pipeline volume originating in Texas and any volume fractionated at ONEOK's Mont Belvieu fractionation facilities received from a third-party pipeline.
(e) Includes primarily transportation and fractionation, and the impact of incentivized ethane in the region.
(f) Includes transportation only and transportation and fractionation.

PAGE 9

ONEOK

PAGE 10 REGIONAL VOLUME UPDATE 1,048 1,268 1,321 1,360 – 1,560 735 635 652 680 - 780 2020 2021 2022 2023G Processed Volumes (MMcf/d) Rocky Mountain Mid-Continent 1,783 1,903 1,973 2,040 – 2,340 ◆ Rocky Mountain: ▪ 8% increase in processed volumes compared with the first quarter 2023. ▪ 284 wells connected year - to - date ◇ Expect to connect 475 – 525 in 2023. ◆ Mid - Continent: ▪ 23 well connected year - to - date ◇ Expect to connect 45 – 55 in 2023. NATURAL GAS GATHERING AND PROCESSING Average Processed Volumes Second Quarter 2023 First Quarter 2023 Region 1,473 MMcf/d 1,361 MMcf/d Rocky Mountain 717 MMcf/d 752 MMcf/d Mid - Continent 2,190 MMcf/d 2,113 MMcf/d Total

PAGE 11 1.46 1.79 2.04 2.78 1.00 1.50 2.00 2.50 3.00 - 500 1,000 1,500 2,000 2,500 3,000 3,500 2016 2017 2018 2019 2020 2021 2022 2023 Gas Produced (MMcf/d) Oil Produced (MBbl/d) GOR WILLISTON BASIN PRODUCTION RISING GAS - TO - OIL RATIOS (GORS) AND GAS CAPTURE PRESENT OPPORTUN ITIES Williston Basin GORs have increased ~90% since 2016. - 500 1,000 1,500 2,000 2,500 3,000 3,500 2016 2017 2018 2019 2020 2021 2022 2023 Gas Produced (MMcf/d) Gas Flared (MMcf/d) • Statewide flaring: ~150 MMcf/d • Estimated flaring on ONEOK’s dedicated acreage: ~ 90 MMcf/d Statewide flaring has decreased from 36% in 2014 to ~5% in May 2023. May - 23 May - 23

NATURAL GAS PIPELINES – MARKET CONNECTED

Intrastate Pipeline System

- Connectivity between key markets
  - Bi-directional between Mid-Continent and Permian Basin; Mexico markets; Gulf Coast market through pipeline interconnects
- Significant storage position creates reliability and optionality for customers
  - Recently completed a 4 Bcf expansion of ONEOK's natural gas storage capabilities in Oklahoma
- Average contract tenure: ~ 10 years

Pipeline Capacity:	~ 5.5 Bcf/d[a]
Storage Capacity:	57.4 Bcf
Processing plant connections:	> 60
Third-party power generation served:	~ 12,000 megawatts
Pipeline and customer interconnects:	~ 100


COLORADO
KANSAS
OKLAHOMA
STACK
SCOOP
WOODFORD
CANA-WOODFORD
NEW MEXICO
BARNETT SHALE
TEXAS
Intrastate Pipelines
Storage
Roadrunner (50% ownership interest)

Interstate Pipeline System


BAKKEN SHALE
WILLISTON BASIN
MONTANA
NORTH DAKOTA
MINNESOTA
WISCONSIN
SOUTH DAKOTA
MICHIGAN
WYOMING
NEBRASKA
IOWA
ILLINOIS
INDIANA
OHIO
KANSAS
MISSOURI
KENTUCKY
TENNESSEE
OKLAHOMA
ARKANSAS
Interstate Pipeline
Northern Border (50% ownership interest)

Pipeline Capacity:	> 5.5 Bcf/d[b]
Third-party power generation served:	~ 5,000 megawatts
Pipeline and customer interconnects:	~ 120

- Connected with all major supply basins through third-party interconnections
- Opportunities: compressor replacements and upgrades
  - Electric, hybrid and more efficient natural gas compressors provide significant emissions reductions
  - Viking Gas Transmission compressor electrification project expected to cost $95 million and be complete in third quarter 2023

(a) Includes Roadrunner Gas Transmission, in which ONEOK has a 50% ownership interest.
(b) Includes Northern Border Pipeline, in which ONEOK has a 50% ownership interest.

PAGE 12

ONEOK

PAGE 13 ◆ Originating at the Waha Hub traversing west connecting at the International Boundary with a new pipeline under development in Mexico for intended delivery to an export facility on the West Coast of Mexico. ◆ Saguaro has filed with FERC for approvals to operate the border crossing facility. ◆ Final investment decision on the potential pipeline is expected later in 2023. Connecting the Permian Basin with: Export facilities and international markets 2.8 billion cubic feet o f ultimate design capacity 155 miles of 48 - inch - diameter intrastate pipeline SAGUARO CONNECTOR PIPELINE Transporting natural gas from West Texas to the Mexico Border Intrastate pipeline originating at the Waha Hub PROPOSED PROJECT OVERVIEW

PAGE 14 NON - GAAP RECONCILIATION Key Guidance Assumptions 24% Book income tax rate 449.7 million Average diluted shares outstanding (a) Original guidance, issued on Feb.27, 2023, included a total impact of $539.3 million related to the Medford incident, com pri sed of a one - time insurance settlement gain of $779.3 million partially offset by an estimated $240 million primarily related to third - party fractionation costs, which ONEOK expected to incur in 2023. (b) Updated guidance results in a diluted earnings per common share range of $5.32 - $5.76. (c) Excludes the impact of the pending merger with Magellan Midstream Partners and future merger - related costs, to be comparable with the original guidance provided on Feb. 27, 2023. Note: ONEOK currently expects the 2023 annual dividend to common shareholders to be fully taxable. Non - GAAP Reconciliation ($ in millions) Updated 2023 Guidance Range (c) 2022 2021 Reconciliation of net income to adjusted EBITDA $2,590 - $2,390 $1,722 $1,500 Net income (a) (b) 675 - 695 676 733 Interest expense, net of capitalized interest 675 - 695 626 622 Depreciation and amortization 810 - 740 527 484 Income tax expense 25 - 55 69 41 Noncash compensation expense and other $4,775 - $4,575 $3,620 $3,380 Adjusted EBITDA (a)